Exhibit 12.3
TEXAS-NEW MEXICO POWER COMPANY
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Year Ended December 31,

	2008	2007	2006	2005	2004
Fixed charges, as defined by the Securities and Exchange
Commission:

Interest on long-term debt	$12,416	$22,364	$25,728	$25,727	$25,855
Amortization of debt premium, discount and expenses	1,504	1,925	1,695	2,111	2,522
Other interest	4,420	827	1,437	(21)	72
Estimated interest factor of lease rental charges	571	844	367	377	279
Interest capitalized	1,025	332	209	200	370

Total Fixed Charges	$19,936	$26,292	$29,436	$28,394	$29,098

Earnings, as defined by the Securities and Exchange
Commission:

Earnings from continuing operations before income taxes	$2,335	$29,055	$17,905	$25,183	$66,117
Fixed charges as above	19,936	26,292	29,436	28,394	29,098
Interest capitalized	(1,025)	(332)	(209)	(200)	(370)

Earnings Available for Fixed Charges	$21,246	$55,015	$47,132	$53,377	$94,845

Ratio of Earnings to Fixed Charges	1.07	2.09	1.60	1.88	3.26